MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

January 31, 2017

Attn: Lauren Hamilton

Subject: Response to SEC comments made on January 5, 2017 with regards to a Sarbanes-Oxley financial review of MH Elite’s 12/31/2015 Annual Report.

1.

As per rules under Regulation S-X12-12, with respect to reporting the investment cost and aggregate unrealized appreciation and depreciation on investments for federal income tax purposes, future filings of Form N-Q will include cost basis of funds owned and amount of unrealized gain or loss.

Currently this information is reported in semi-annual and audited annual reports under Notes to Financial Statements, note 3.

2.

Schedule of Investments will better disclose the specific share class for each underlying fund. The term “Class” will be inserted as appropriate. For Example, Westwood Small Cap Value I will now be listed as Westwood Small Cap Value Class I and Vanguard Small Cap Value Index Adm will be reported as Vanguard Small Cap Value Index Adm Class.

3.

Fund policy for recording interest income as per Generally Accepted Accounting Principles (GAAP). Note 1, Organization and Significant Accounting Policies, of Annual and Semi-Annual Reports, will disclose the following under Investment Income: Interest income is recognized on an accrual basis when earned.

There are a number of underlying funds, particularly within MH Elite Income Fund of Funds, that pay a dividend or interest on a monthly basis. Dividends and interest are recorded and included in cash as earned. Money Market funds pay interest monthly. Exhibit A of this filing contains Posted Transaction Details from the custodian, Huntington National Bank. Transactions are first identified as dividends under transaction description. Distributions are also reported by tax code including a tax code description of either a dividend or interest. We record distributions as per tax code description and report on Statement of Operations accordingly.

4.

There are no fee waivers.  According to the Administrative Services Agreement between MH Elite Portfolio of Funds Trust and the adviser, MH Investment Management Inc., the adviser has agreed to pay the expenses incurred for the conduct of business by the Funds. Any expenses incurred by the Funds that exceed the total annual fund operating expenses will be paid by the Adviser. Any expenses that exceed the total fund operating expenses paid by MH Elite Portfolio of Funds Trust cannot be recouped at a later date.

Sincerely,

/s/ Harvey Merson

Harvey Merson

President

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

Exhibit A

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

Huntington

Posted Transaction Details

1041003199 - MHE-INCOME FUND

DIVIDEND ON 5,955.66 SHS NUVEEN SYMPHONY FLOATING RATE INCOME FUND - I AT .0716 PER SHARE PAYABLE 12/30/2016 EX DATE 12/29/2016 EFFECTIVE 12/30/2016

Posting Date	01/03/2017	Transaction Number	5
Transaction Description	DIVIDEND ON 5,955.66 SHS NUVEEN SYMPHONY FLOATING RATE INCOME FUND - I AT .0716 PER SHARE PAYABLE 12/30/2016 EX DATE 12/29/2016 EFFECTIVE 12/30/2016	Cusip	67066D689
Trade/Effective Date	12/30/2016	Principal Investment Change	$0.00
Settlement Date	01/03/2017	Income Investment Change	
Principal Cash	$0.00	Income Cash	$426.43
Principal Shares/Par Change	0	Income Shares/Par Change	
Vault Number	0	Check Number	
Tax Code	25	Tax Code Description	INTEREST - CORPORATE BONDS
Income Code		Income Code Description	
Disbursement Code		Disbursement Code Description	
Broker Code		Broker Code Description	
Funds Code		Funds Code Description	
Market Value	$0.00	Book Value	$0.00
Gain Loss Amount	$0.00		
Fed Tax Cost	$0.00	Trade Services Fees	$0.00
Accrued Interest	$0.00	Broker Commission	$0.00

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

Huntington

Posted Transaction Details

1041003199 - MHE-INCOME FUND

DIVIDEND ON 18,618.213 SHS CHAMPLAIN FROST TOTAL RETURN BOND INVESTOR AT .0317 PER SHARE PAYABLE 12/29/2016 EX DATE 12/29/2016 EFFECTIVE 12/29/2016

Posting Date	01/06/2017	Transaction Number	1
Transaction Description	DIVIDEND ON 18,618.213 SHS CHAMPLAIN FROST TOTAL RETURN BOND INVESTOR AT .0317 PER SHARE PAYABLE 12/29/2016 EX DATE 12/29/2016 EFFECTIVE 12/29/2016	Cusip	00766Y679
Trade/Effective Date	12/29/2016	Principal Investment Change	$0.00
Settlement Date	01/06/2017	Income Investment Change	
Principal Cash	$0.00	Income Cash	$590.20
Principal Shares/Par Change	0	Income Shares/Par Change	
Vault Number	0	Check Number	
Tax Code	1	Tax Code Description	DIVIDENDS - QUALIFIED
Income Code		Income Code Description	
Disbursement Code		Disbursement Code Description	
Broker Code		Broker Code Description	
Funds Code		Funds Code Description	
Market Value	$0.00	Book Value	$0.00
Gain Loss Amount	$0.00		
Fed Tax Cost	$0.00	Trade Services Fees	$0.00
Accrued Interest	$0.00	Broker Commission	$0.00